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FORM 5                                             OMB Number:         3235-0362
------                                             Expires:       April 30, 1997
                                                   Estimated average burden
                                                   hours per response........1.0
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/ / Check box if no               U.S. SECURITIES AND EXCHANGE COMMISSION
    longer subject to                       WASHINGTON, DC 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
/X/ Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/X/ Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    Cornwell       Jerry                          PAN Environmental Corporation ("PANE")        Issuer (Check all applicable)
-------------------------------------------    ----------------------------------------------    X  Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
                                                  Number of Reporting        Month/Year          X  Officer (give    Other (specify
-------------------------------------------       Person (Voluntary)            1997            ----        title ---       below)
                 (Street)                                                 -------------------               below)
                                                         N/A              5. If Amendment,          President and
-------------------------------------------                                  Date of Original       Chief Executive Officer
  (City)           (State)           (Zip)                                   (Month/Year)           -------------------------------
                                                                                  N/A
                                                                          ------------------

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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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  Common Stock                   1/2/1996               120,709     A           *                              D
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  Common Stock                   1/2/1996               116,000     A         $58,000                          D
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  Common Stock                   1/2/1996               168,436     A         $84,218                          D
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  Common Stock                   1/2/1996                45,772     A            *                             I             (1)
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  Common Stock                   1/2/1996                64,179     A            *                             I             (1)
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  Common Stock                   1/2/1996               103,401     A            *                             I             (1)
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  Common Stock                   1/2/1996               110,013     A            *                             I             (1)
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  Common Stock                   1/2/1996                17,503     A            *                             I             (1)
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  Common Stock                   1/2/1996               155,600     A         $77,800                          I             (2)
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  Common Stock                   3/2/1997               130,000     A         $ 8,000                          I             (2)
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  Common Stock                   3/2/1997               100,000     A         $25,000       $1,131,613         I             (2)
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Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
                                                                                    (Print or Type Responses)        SEC 2270 (3/91)

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

FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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                                                                         D                         0**
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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Explanation of Responses:

 *  Issued pursuant to the December 7, 1995 settlement agreement in lieu of stock options granted and cancelled under the Company's 1994 Stock Option Plan.
**  Mr. Cornwell had a right to acquire beneficial ownership of 300,000 shares of common stock contingent upon receipt by PAN Environmental Corporation of equity financing of at least $4,000,000. This financing never took place.
(1) Mr. Cornwell is President, CFO and 100% owner of XXX Enterprises Corp which holds the shares in trust for certain participants, which shares were issued pursuant to the Dec. 7, 1995 settlement agreement in lieu of stock option granted and cancelled under the Company's 1994 Stock Option Pension
    Plan.
(2) Mr. Cornwell is a managing member and 50% owner of TCKTS, L.L.C. dba Bristol Media Ltd. owner of the shares. Bristol Media Ltd holds the 155,600 shares and the 130,000 shares in trust for debt settlement and the 100,000 shares for $25,000 consideration consisting of cash paid on behalf of
    PAN for debts and services rendered to PAN.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                                  ------------------------------- -------
                                                                                             **Signature of Reporting Person   Date


Note. File three copies of this form, one of which must be manually signed.                                               Page 2
      If space provided is insufficient, see Instruction 6 for procedure.                                        SEC 2270 (3/91)

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